Exhibit 99 (a)(9)

Contact: Doug Robinson-Investor Relations  Bob Gordon-Public Relations
         (516) 342-2745                    (516) 342-2391
         dougr@mail.cai.com                bobg@cai.com

  COMPUTER ASSOCIATES POSTS 20TH CONSECUTIVE QUARTER OF DOUBLE DIGIT
                          REVENUE GROWTH

                Reports 22% Revenue Growth and 31% EPS Growth
                          Midrange Revenue up 56%

ISLANDIA, NY, October 16, 1996 - Computer Associates International, Inc. (NYSE:CA) reported record results for its second fiscal quarter. It was the 20th consecutive quarter of double digit revenue growth and the 19th consecutive quarter of double digit growth in net income. "We have posted another solid financial quarter, fueled in part by particularly strong market demand for our client/server platform products," said Charles B. Wang, CA Chairman and Chief Executive Officer. "This demand was evident in the enthusiasm shown by over 18,000 clients and information technology vendors present at our August user conference, CA-World '96. Virtually all significant industry platform vendors joined CA in a week filled with educational sessions and demonstrations of our new technology. The anticipated consummation of the Cheyenne acquisition will significantly expand our product offerings in the areas of storage management and anti-virus."

For the quarter ended September 30, 1996, CA's revenue was $990,124,000, an increase of 22% over the $812,316,000 reported in the previous year's second quarter. Net income was $223,407,000, an increase of 31% over last year's $170,854,000 which excluded the charge associated with the acquisition of Legent Corporation. Second quarter income per share increased 31%, to $.59, compared to $.45 a year ago, excluding the acquisition charge.

For the six months ended September 30, 1996, revenue was $1,782,223,000, an increase of 28% over the $1,389,768,000 reported in the previous year. Net income and income per share were $343,194,000 and $.90, an increase of 32% over the $259,403,000 and $.68 for the prior fiscal period, excluding last year's charge associated with the acquisition of Legent Corporation. All per share amounts are adjusted for the Company's three-for-two stock splits effective August 21, 1995 and June 19, 1996.

"We are pleased that once again the CA team came through with an exceptionally strong quarter," said Sanjay Kumar, CA President and Chief Operating Officer. "We have capitalized on new opportunities in the client/server marketplace through our new Emerald sales division, formed in April to service non-mainframe accounts. The Emerald Division continued its strong penetration of that market with over 115 new contracts signed in the quarter. In addition, the number of competitive wins for CA-Unicenter against other proprietary platform providers was at an all-time high. We remain committed to providing platform independent mission-critical solutions that meet the needs of our loyal clients."
                    -- more --

Highlights of the quarter include:

  Over 18,000 people attended CA-World '96, CA's week long annual user convention that was held in New Orleans in August. Featured keynote speakers included Charles B. Wang, CA's Chairman and CEO, Retired General Colin L. Powell and Bill Gates, Chairman and CEO of Microsoft.

  Microsoft and CA announced joint support for the Internet/Intranet standards, ActiveX, HMMS, and HMMP, which will create a mission-critical infrastructure for managing enterprise applications.

  Intel and CA announced the creation of the first integrated solution that provides Pentium Pro based server control through CA-Unicenter TNG's end-to-end management capabilities.

  Tandem and CA joined forces to develop a fault-tolerant version of CA-
  Unicenter.

  Vanstar signed up as a CA-Unicenter for Windows NT reseller and service provider in the largest Windows NT software deal ever.

  CA launched its new Internet Division, NetHaven, which will provide World Wide Web design, development and deployment services.

  CA released the second software developers toolkit (SDK II) for its new pure object oriented database product, Jasmine.

  CA's independent business unit, The MK Group, introduced eMK, a single integrated package for mid-sized manufacturing companies that provides manufacturing applications, systems management and database functionality on Windows NT and UNIX platforms.

  CA announced the Open Desktop Management Initiative (ODMI), a multi-faceted program that centers on CA's new open desktop management interface, the industry's first fully bi-directional approach to managing desktop information.

  CA commenced a tender offer for Cheyenne Software, Inc., the recognized leader in storage management solutions for the Windows NT and Novell NetWare environments.

Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, NY, is the world leader in mission-critical business software. The company develops, licenses and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has 9,000 people in 130 offices in 40 countries and had revenue of $3.5 billion in fiscal year 1996. CA can be reached by visiting http://www.cai.com on the World Wide Web, emailing info@cai.com or calling 1-516-342-5224.

All referenced product names are trademarks of their respective companies.

                           -- more --

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
          Statements in this release concerning the company's future prospects are "forward-looking statements" under the federal securities laws.

There can be no assurances that future results will be achieved and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the significant percentage of CA's quarterly sales recorded in the last week of the quarter, making financial predictions especially difficult and raising a substantial risk of variance of actual results; the emergence of new competitive products resulting from rapid technological advances; the risks associated with new product introductions and the uncertainty of customer acceptance of new or enhanced products from either CA or its competition; unanticipated delays in product availability due to development difficulties; business conditions in the client/server and mainframe markets; possible disruptions resulting from organizational changes and/or integration of new personnel joining the company through acquisition; and other risks described in filings with the Securities and Exchange Commission.

                                   -- more --


             COMPUTER ASSOCIATES INTERNATIONAL, INC.
               Earnings Before Last Year's Charges
            table in thousands, except per share data
                         (Unaudited)

                        Three Months               Six Months
                     Ended September 30,       Ended September 30,
                     -------------------       -------------------
                     1996      1995(A,B)       1996       1995(A,C)
Revenue              $990,124  $812,316        $1,782,223 $1,389,768
Income before taxes   354,614   273,367           544,752    413,921
Net Income            223,407   170,854           343,194    259,403
Net Income per
  Common Share(C)    $    .59  $    .45        $      .90 $      .68
Shares used in
  computation(C)      379,798   379,523           379,421    379,272

(A) Earnings per share and common share amounts have been adjusted to reflect the three-for-two stock splits effective August 21, 1995 and June 19, 1996.

(B) Excludes the write-off of $1,303,280,000 (pre-tax) for purchased research and development associated with the acquisition of Legent Corporation. With this charge, loss before taxes for the three months would be $1,029,913,000, net loss would be $637,180,000, and net loss per share would have been $1.76 (see table below).

(C) Excludes the write-off of $1,303,280,000 (pre-tax) for purchased research and development associated with the acquisition of Legent Corporation. With this charge, loss before taxes for the six months would be $889,359,000, net loss would be $548,631,000, and net loss per share would have been $1.52 (see table below).



              Condensed Consolidated Income Statement
             table in thousands, except per share data
                            (Unaudited)

                       Three Months                Six Months
                    Ended September 30,        Ended September 30,
                    -------------------        -------------------
                    1996        1995(A)        1996        1995(A)
Revenue             $990,124    $812,316       $1,782,223  $1,389,768
Income before taxes  354,614    (1,029,913)       544,752    (889,359)
Net Income           223,407    (637,180)         343,194    (548,631)
Net Income per
  Common Share(C)   $    .59    $  (1.76)      $      .90  $    (1.52)
Shares used in
  computation(C)     379,798     362,069          379,421     361,631
